UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549




                                    FORM SE
                  FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
                              BY ELECTRONIC FILERS





           Tandycrafts, Inc.                                  96294
           -----------------                                  -----
Exact Name of Registrant as Specified in Charter      Registrant CIK Number


Form 11 K - Tandycrafts, Inc. Retirement
Savings Plan for the fiscal
Year ended June 30, 2000                         Commission File Number 1/7258
-------------------------------------------      -----------------------------
Electronic Report, Schedule or Registration
Statement of Which the Documents are a Part
(give period of report)


                    _______________________________________
                       Name of Person Filing the Document
                         (If Other than the Registrant)




                       SECURITIES AND EXCHANGE COMMISSON
                             WASHINGTON, D.C. 20549




                                   FORM 11-K






                           ANNUAL REPORT PURSUANT TO
                        SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                    For the Fiscal Year Ended June 30, 2000






                   TANDYCRAFTS, INC. RETIREMENT SAVINGS PLAN
            (F/K/A TANDYCRAFTS, INC. EMPLOYEE STOCK OWNERSHIP PLAN)
                              (Full Title of Plan)







                               TANDYCRAFTS, INC.
                              1400 Everman Parkway
                            Fort Worth, Texas  76140
                (Name of Issuer and Address of Principal Office)




                             TANDYCRAFTS RETIREMENT
                                  SAVINGS PLAN

                              FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999







                                   EXHIBIT 1



                       CONSENT OF INDEPENDENT ACCOUNTANT
                       ---------------------------------

We consent to the incorporation of our report dated February 2, 2001, accompanying the financial statements included in the annual report on Form 11-K of Tandycrafts' registration statement on Form S-8 for its Retirement Savings Plan.



/s/ Whitney Penn
-----------------
Fort Worth, Texas
February 2, 2001





                      TANDYCRAFTS RETIREMENT SAVINGS PLAN
                              FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999



                               TABLE OF CONTENTS



Report of Independent Auditors............................................    1

Financial Statements:

  Statements of Net Assets Available for Benefits ............................2

  Statements of Changes in Net Assets Available for Benefits .............    3

Notes to Financial Statements.............................................    4

Schedules:

  Form 5500, Schedule H, Line 4I, Schedule of Assets Held for Investment
       Purposes at End of Year...........................................    12



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has not been included in the financial statements or notes thereto.




                         REPORT OF INDEPENDENT AUDITORS



To the Administrative Committee and Participants of
Tandycrafts Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Tandycrafts Retirement Savings Plan (the "Plan") as of June 30, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Whitney Penn
-----------------
Fort Worth, Texas
February 2, 2001




                      TANDYCRAFTS RETIREMENT SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                         JUNE 30,
                                                                 2000              1999
                                                             -------------     -------------
Assets
Investments, at fair value - participant directed:
    Shares of registered investment companies:
       Mutual funds                                          $   4,126,244     $   3,076,745
    Participant loans                                              280,978           291,050
    Money market investment funds:
       Munder cash investment fund                                 361,296           600,702
                                                             -------------     -------------
                                                                 4,768,518         3,968,497

Investments, at fair  value - non-participant directed:
    Tandycrafts common stock                                     5,495,469         8,824,652
                                                             -------------     -------------
                                                                10,263,987        12,793,149

Receivables:
    Employers' contributions                                        75,936            57,399
    Employers' contributions                                        46,310            31,477
                                                             -------------     -------------
                                                                   122,246            88,876
                                                             -------------     -------------

Total assets                                                    10,386,233        12,882,025

Liabilities - Securities Sale Transfer                                   -           232,000
                                                             -------------     -------------
Net assets available for benefits                            $  10,386,233     $  12,650,025
                                                             =============     =============


                      TANDYCRAFTS RETIREMENT SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                   YEAR ENDED JUNE 30,
                                                                 2000              1999
                                                             -------------     -------------
Additions to net assets attributed to:
Investment income:
    Interest and dividends                                   $     309,713     $     140,625
    Net realized and unrealized depreciation
       in fair value of investments                               (862,939)       (2,830,113)
                                                                  (553,226)       (2,689,488)
                                                             -------------     -------------
Contributions:
    Employer's cash contributions                                  149,482           998,072
    Employer's non-cash contributions                              444,424                 -
    Employees' contributions                                     1,139,422         1,326,103
    Employees' rollover                                            358,710           156,230
                                                             -------------     -------------
                                                                 2,092,038         2,480,405
                                                             -------------     -------------

Total additions (deductions)                                     1,538,812          (209,083)

Deductions from net assets attributed to:
    Benefits paid to participants                                3,802,604         4,692,682
    Administrative expenses                                              -             7,702
                                                             -------------     -------------
Total deductions                                                 3,802,604         4,700,384
                                                             -------------     -------------

Net decrease                                                    (2,263,792)       (4,909,467)

Net assets available for benefits:
    Beginning of year                                           12,650,025        17,559,492
                                                             -------------     -------------


    End of year                                              $  10,386,233     $  12,650,025
                                                             =============     =============


                      TANDYCRAFTS RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 2000

A.DESCRIPTION OF PLAN

The following description of the Tandycrafts Retirement Savings Plan (the "Plan") provides only general information. The Plan is sponsored by Tandycrafts, Inc. and certain affiliated companies (collectively referred to as the "Company"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering employees of the Company who have at least six months of service. Beginning July 1, 1997, employees hired on or after July 1, 1997 must complete 500 hours of service during their first six months with the Company in order to participate. Otherwise, the employee will not be eligible to participate until completing one year of service and 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Beginning January 1, 1997, participants may contribute between 3%-15% of pretax annual compensation, as defined in the Plan. Prior to January 1, 1997, participants contributed either 0% or 5%.

The Company matches 100% of the first 5% of base compensation that a participant contributes to the Plan. Matching contributions are either made in cash to exclusively purchase Tandycrafts common stock or the Company will transfer the stock directly to the Plan as non-cash contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and the allocation of the Company's contributions and actual earnings thereon.

VESTING

Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company contribution portion of their accounts plus or minus actual earnings or losses thereon is based on years of service. Participants vest 100% after five years of credited service.

ADMINISTRATIVE EXPENSES

In accordance with Plan provisions, the Company may at its option pay some of the costs associated with the Plan.



A.DESCRIPTION OF PLAN - CONTINUED

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following investment options.

  Putnam Growth and Income Fund - Funds are invested primarily in common stocks that offer potential for capital growth, current income, or both.

  Putnam Income Fund - Funds are primarily invested in debt securities, including both government and corporate obligations, preferred stocks and dividend-paying stocks.

  Putnam New Opportunities Fund - Funds are invested primarily in common stocks of companies in sectors of the economy which Putnam Management believes possess above-average, long-term growth potential.

  Putnam Asset Allocation Funds - Funds consists of three separate portfolios (growth, balanced, and conservative) that a participant may elect, each of which is designed with a different strategic allocation of its investments between equity securities and fixed income securities. The funds' different strategic allocations generally correlate to different levels of investment risk.

  Putnam International Growth Fund - Funds are primarily invested in equity securities of companies located in a country other than the United States. Munder Index 500 Fund K - Funds are invested primarily in equity securities and it normally will hold the securities of at least 80% of the issuers in the S&P 500.

  Munder Cash Investment Fund K - Funds are invested solely in dollar-denominated debt securities with remaining maturities of 13 months or less and maintain an average dollar-weighted portfolio maturity of 90 days or less.

  Fidelity Advisor Growth Opportunity T Fund - Funds are invested primarily in common stocks and securities convertible into common stocks.

Participants may change their investment options daily.


A.DESCRIPTION OF PLAN - CONTINUED


PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (a) 50% of their vested account balance; (b) $50,000; or (c) the balance of the participant's contribution account balance. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the participants' loan fund. Generally, loan terms range from 1-5 years with the exception of loans used to acquire the borrower's principle residence, which may be up to 15 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates for loans are issued at the prime interest rate plus 1%. Current participant loans have all been issued ranging from 8.50% to 9.50%. Principal and interest is paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

An account is established for each participant in the Plan to which contributions and related earnings thereon are credited. Generally, upon a break in service if a participant's account is less than $5,000, the vested accrued benefit is paid in a lump sum. If a participant's account is greater than $5,000, the participant may elect various payment options ranging from an immediate lump sum payment, installments, or deferred lump sum payment.

FORFEITED ACCOUNTS

At June 30, 2000 and 1999, forfeited nonvested accounts approximated $93,000 and $244,000, respectively. These accounts will be used to reduce future employer contributions in accordance with the Plan agreement. For the years ended June 30, 2000 and 1999, employer contributions were reduced by forfeited nonvested accounts of approximately $280,000 and $34,000, respectively.


B.SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


B.SUMMARY OF ACCOUNTING POLICIES - CONTINUED

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Units of the various investment accounts are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Participants' loans are valued at unpaid principal balance, which approximates fair value.

The net appreciation (depreciation) of investments includes realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year-end.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

CONCENTRATION OF PLAN ASSETS

The Plan has approximately 53% and 70% of its total assets invested in securities of its sponsor Tandycrafts, Inc. at June 30, 2000 and 1999, respectively.


C.INVESTMENTS

Comerica Bank and Bank One under their respective trust agreements hold the Plan's investments. Financial information relating to the investments is included in the accompanying financial statements based on information provided by each trustee. The investments are subject to market or credit risks customarily associated with debt and equity investments.

In addition to the investment data set forth on the following pages, Comerica Bank, Putnam Investments and Bank One also certified all investment assets, transactions, and income and the schedules of investments and reportable transactions.

Individual investments with market values greater than 5% of net assets available for benefit at June 30 are as follows:

                                               2000               1999
                                            ----------         ----------
Tandycrafts, Inc. Common Stock
     (non-participant directed)             $5,495,469         $8,824,652
Putnam New Opportunities Fund                1,797,502          1,099,279
Fidelity Advisor Growth T Fund                 601,919                  -


The changes in net assets available for benefits for the non-participant directed fund for the years ended June 30, 2000 and 1999 are shown on the following page.


INVESTMENTS - CONTINUED



                                                     NON-PARTICIPANT DIRECTED
                                                        FUND COMPANY STOCK
                                                        2000           1999
Additions to net assets attributed to:               ----------    -----------
Investment income:
    Interest and dividends                           $        -    $         -
    Net realized and unrealized depreciations
       in fair value of investments                  (1,734,931)    (3,162,784)
                                                     ----------    -----------
                                                     (1,734,931)    (3,162,784)

Contributions:
    Employer's cash contributions                       206,881      1,025,055
    Employer's non-cash contributions                   368,488              -
    Employers' contributions                                  -              -
    Employees' rollovers                                      -              -
                                                     ----------    -----------
                                                        575,369      1,035,055
                                                     ----------    -----------
Total deductions                                     (1,159,562)    (2,137,729)

Deductions to net assets attributed to:
    Benefits paid to participants                     1,915,261      3,409,170
    Administrative expenses                                   -          5,276
                                                     ----------    -----------
Total deductions                                      1,915,261      3,414,455
                                                     ----------    -----------
Net decrease                                         (3,074,823)    (5,552,184)

Interfund transfers - net                              (254,360)      (149,197)

Net assets available for benefits:
    Beginning of year                                 8,824,652     14,526,033
                                                     ----------    -----------
    End of year                                      $5,495,469    $ 8,824,652
                                                     ==========    ===========




D.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


E.  PLAN AMENDMENTS

Effective November 1, 1998, the Plan sponsor amended the plan to further define employees who are ineligible to participate in the Plan. This amendment states that any employee who is employed at a location outside the fifty United States and the District of Columbia are not eligible for participation in the Plan.

Effective July 1, 1998, the Plan amended its benefit provisions to increase the involuntary benefit payment amount from $3,500 to $5,000.


F.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrator by a letter dated August 21, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


G.  RECONCILIATION TO FORM 5500

The IRS Form 5500 was not completed prior to the issuance of the accompanying financial statements. The principal differences between the accompanying financial statements and the Form 5500 are: (1) the method of determining realized and unrealized gains and losses and (2) the accrual of benefits allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid.


H.  BENEFITS PAYABLE

At June 30, 2000 and 1999, net assets available for plan benefits included approximately $258,000 and $513,000, respectively, for participants who have had a break in service but have not yet been paid their vested benefits. These amounts are considered liabilities by the DOL for regulatory reporting purposes.


I.  RELATED PARTY TRANSACTION

Tandycrafts, Inc. provides certain administrative and accounting services at no cost to the Plan and, accordingly, no amounts have been recorded in the accompanying financial statements as of June 30, 2000 and 1999.

During 1999, the Plan sold 78,000 shares of Tandycrafts, Inc. stock with a market value of $187,375 to certain individuals deemed to be parties-in-interest as defined by ERISA. However, ERISA Section 408(e) provides an exemption for the acquisition or sale by a plan of qualifying employer securities, if the sale is for adequate consideration, no commission is charged with respect to the sale, and the plan is an eligible individual account plan. The plan has complied with the provisions of ERISA section 408(e) and as such these transactions are not considered to be prohibited transactions. No such transactions occurred during the fiscal year that ended June 30, 2000.



                                   SCHEDULES



                      TANDYCRAFTS RETIREMENT SAVINGS PLAN
 FORM 5500, SCHEDULE H, LINE 4I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AT END OF YEAR
                              AS OF JUNE 30, 2000

EIN:  75-6239501
Plan: 003

                            Description                Number                      Current
Identity of Issue          of Investments             of Shares    (d) Cost         Value
-----------------   -------------------------------   ---------   ------------   -----------
Putnam              Putnam Growth and Income Fund        24,200   $          -   $   435,122
Putnam              Putnam Income Fund                   14,528              -        91,093
Putnam              Putnam New Opportunities Fund        18,606              -     1,797,502
Putnam              Putnam Growth Portfolio Fund         23,949              -       353,968
Putman              Putnam Balanced Portfolio Fund       11,657              -       150,724
Putman              Putnam Conservative Portfolio Fund    4,377              -        45,651
Putnam              International Growth Fund            13,612              -       407,276
Munder              Munder Index 500 Fund                 7,917              -       242,989
Fidelity            Fidelity Advisor Growth Fund         13,529              -       601,919
Munder              Munder Cash Investment Fund         361,296              -       391,296
Tandycrafts, Inc.*  Tandycrafts, Inc. Common Stock
                      Non-participant directed        1,953,600     10,539,671     5,495,469
Participant loans*  Due in 1 to 5 years; 8.50%-9.50%          -              -       280,978
                                                                                 -----------
                                                                                 $10,263,987
                                                                                 ===========
*  Indicates a part-in-interest to the Plan.